Mail Stop 4561

April 17, 2007

Robert D. Davis
President and Chief Executive Officer
Leesport Financial Corp.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

Re: Leesport Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 000-14555

Dear Mr. Davis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Notes to the Consolidated Financial Statements

Note 4 - Securities Available for Sale and Securities Held to Maturity, page 63

1. We note your disclosure on page 64 in which you disclose that you have the intent and ability to hold securities in an unrealized loss position until maturity or for the foreseeable future and that no declines are deemed to be other than temporary. We also note your Form 8-K filed on April 3, 2007 in which you announce that you sold approximately $67 million of investment securities as part of your recently completed restructuring of a portion of your balance sheet. Please provide us with the following:

- A timeline of the facts and circumstances related to your decision to sell these securities. Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed;
- Tell us, in detail, how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity;
- Tell us the significant events that occurred between March 5, 2007 (the Audit Report date for the year ended December 31, 2006) and March 30, 2007 (the date of your press release announcing the restructuring) which changed your intentions to hold the available-for-sale securities in an unrealized loss position to the earlier of recovery of losses or maturity; and
- Tell us the specific date when you decided to early adopt each of SFAS 159 and SFAS 157 and provide us a copy of each of management's memoranda approving adoption. In this regard, we note your SAB 74 disclosures on pages 59-60 did not indicate that you planned to early adopt these standards.

2. As a related matter, we note your disclosure in your Form 8-K filed on April 3, 2007 that the securities sold as a result of the restructuring were accounted for under SFAS 159, which you adopted effective January 1, 2007. Please provide us with the following:
   - The purpose of adopting Statement 159 and electing the fair value option, specifically addressing reasons other than avoiding recognition of unrealized losses in income;
   - Tell us how your adoption of SFAS 159 is consistent with the objective of the standard as described in paragraph 1 in view of the restructuring transactions;
   - Tell us how the timing of your decision to restructure and to sell these securities related to the timing of your decision to adopt SFAS 159;
   - Tell us how you determined which financial assets and liabilities to elect to account for on a fair value basis;
   - Tell us how you determined which investment securities to sell and account for under SFAS 159;
   - Quantify by type or class the number and percentage of securities sold to the total outstanding portfolio at December 31, 2006, and to the securities at that date which had unrealized losses;
   - The type, maturity and credit characteristics of those securities sold which you elected to account for on a fair value basis upon the adoption of SFAS 159;
   - The type, maturity and credit characteristics of those securities for which you did not elect to account for on a fair value basis upon the adoption of SFAS 159;

- Tell us whether the securities purchased, or to be purchased, with proceeds from the sale of those securities referenced above are the same or have similar characteristics (i.e. similar instruments or similar risk characteristics) to those previously sold and whether you plan to account for the new securities on a fair value basis going forward; and
- Your proposed disclosures to be included in the March 31, 2007 Form 10-Q.

3. Considering your early adoption of SFAS 159, tell us how the early adoption of SFAS 157 has affected your financial statements, including the proposed changes that will result due to the differences in the definition of fair value and methods used to measure fair value from existing GAAP. Please also provide your proposed disclosures to be included in the March 31, 2007 Form 10-Q.

Note 16 - Financial Instruments with Off-Balance Sheet Risk, page 79

4. We note that you have entered into an interest rate swap designated as a fair value hedge for your trust preferred securities. Your disclosure on page 80 implies that you are using "short-cut method" accounting treatment under SFAS 133. Please provide us with the following information:
- Tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133;
- Clearly explain the terms of the hedged item;
- Clearly explain the terms of the derivative interest rate hedge;
- Tell us whether these debt securities contain an interest deferral feature. If so, tell us why you believe the debt securities are eligible for short-cut accounting considering paragraph 68(e) of SFAS 133. Specifically tell us why you believe the interest deferral feature is typical for a debt security.
- If in preparing your response you determine that these hedges were accounted for incorrectly, please revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception or tell us why no such revision is necessary. If you determine that no revision is necessary due to immateriality, please provide your analysis in accordance with the guidance in SAB 99.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697, Hugh West, Accounting Branch Chief, at (202) 551-3872 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant